CM 3-22

BP 3/11

U.S. [redacted] COMMISSION
49

04003416

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

I ealers
Pursuant to Sect Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8- 52700

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

One Group Dealer Services, Inc.
(Filed as Confidential Information Pursuant to Rule 17a-5)

RECD S.E.C.
FEB 2 7 200[illegible]
553

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1111 Polaris Parkway

(No. and Street)

Columbus	Ohio	43240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Young (614) 213 0916
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

Suite 500	191 West Nationwide Blvd.	Columbus	Ohio	43215-2568
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert L. Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of One Group Dealer Services, Inc. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Name: Robert L. Young
Title: Vice President

Notary Public

NOTARY PUBLIC

MARIANNE C. BROWN
Notary Public, State of Ohio
Expires May 1, 2006

This report ** contains (check all applicable boxes):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
x	(c)	Statement of Income
x	(d)	Statement of Cash Flows
x	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
x	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
x	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

ONE GROUP DEALER SERVICES, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
Suite 500
191 West Nationwide Boulevard
Columbus, OH 43215-2568

Telephone 614 249 2300
Fax 614 249 2348

SEC MAIL PROCESSING
RECEIVED
FEB 27 2004
WASH. D.C.
158 SECTION

Independent Auditors' Report

Board of Directors
One Group Dealer Services, Inc.:

We have audited the accompanying consolidated statement of financial condition of One Group Dealer Services, Inc. (an Ohio corporation and a wholly owned subsidiary of Bank One Corporation) and Subsidiary as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial position also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of One Group Dealer Services, Inc. and Subsidiary as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Columbus, Ohio
February 20, 2004

ONE GROUP DEALER SERVICES, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2003

Assets		
Cash and cash equivalents	$	105,453,309
Investment securities		172,340
Receivable from Funds and affiliates		18,019,529
Receivable, other		620,250
Deferred commissions (less accumulated amortization of $8,615,354)		28,917,593
Other assets		1,001,672
Total assets	$	154,184,693
Liabilities and Stockholder's Equity		
Payable to affiliates	$	4,616,512
Accrued employee compensation and benefits		2,649,547
Income taxes payable		1,402,873
Accounts payable, accrued expenses, and other liabilities		5,726,097
Total liabilities		14,395,029
Stockholder's Equity:		
Common stock, $10 par value. Authorized, issued, and outstanding 100 shares		1,000
Retained earnings		139,788,664
Total stockholder's equity		139,789,664
Total liabilities and stockholder's equity	$	154,184,693

See accompanying notes to consolidated financial statements.

(1) Organization

One Group Dealer Services, Inc. (OGDS) is a wholly owned subsidiary of Bank One Corporation (BANK ONE). OGDS is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. OGDS is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission because it is a limited business established for the exclusive purpose of sale and redemption of investment company shares. A significant portion of OGDS's customers are customers of BANK ONE. OGDS promptly transmits all funds received in connection with the distribution of investment company shares to the investment companies offering the mutual fund and does not otherwise carry customer accounts.

One Group Administrative Services, Inc. (the Subsidiary) is a wholly owned subsidiary of OGDS that serves as administrator to One Group Mutual Funds, the One Group Investment Trust, and the CollegeChoice 529 Plan (collectively, the Funds), and as such, receives administrative fees for its services.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates. Significant estimates made by management are discussed in the notes to the financial statements, as applicable.

(b) Cash and Cash Equivalents

Cash on deposit and highly liquid investments with original maturities of three months or less are considered cash and cash equivalents.

(c) Investment Securities

Investment securities represent readily marketable securities, which are carried at fair value, with unrealized gains and losses included in other revenue on the statement of income. The investment securities at December 31, 2003 were units of the CollegeChoice 529 Plan and were valued based on the net asset value per share of each mutual fund in which the units are invested minus expenses. Realized gains and losses, including other than temporary impairments, are included in other revenue on the statement of income.

(d) Deferred Commissions

OGDS pays commissions to shareholder servicing agents who sell certain Fund classes for which the shareholders themselves do not pay a commission at the time of purchase. OGDS has deferred the expense associated with these commissions. The amortization period of the deferred commissions is based on the number of years for which CDSC fees are payable to OGDS, six years for B shares and one year for C shares. The deferred commissions' weighted average amortization period was approximately 5.7 years at December 31, 2003. Impairment of deferred commissions is reviewed annually or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. No impairment was recognized during 2003 or existed at December 31, 2003.

(Continued)

(e) Income Taxes

OGDS is included in the consolidated federal and certain combined or unitary state income tax returns of BANK ONE. OGDS's applicable income tax provisions are determined on the basis of a separate return tax calculation, and the amount of current tax liability or asset calculated is either remitted to or received from BANK ONE. The amount of current and deferred tax liabilities or assets are recognized as of the date of the consolidated financial statements, utilizing currently enacted tax laws and rates. In accordance with the tax sharing agreement between OGDS and BANK ONE, OGDS records deferred tax balances which can be offset in the BANK ONE consolidated tax return and settles deferred balances or portions thereof when utilized in the BANK ONE consolidated or combined tax return.

(f) Carrying Amount of Financial Instruments

Assets and liabilities that are considered financial instruments are either carried at fair value or are short-term or replaceable on demand and thus have carrying amounts that approximate fair value. Assets that are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including customer receivables and certain other receivables. Similarly, OGDS's short-term liabilities, such as customer and noncustomer payables, and certain other liabilities are recorded at contractual amounts approximating fair value. These financial instruments generally have variable interest rates and/or short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates.

(3) Related-Party transactions

Cash equivalents included $105,453,309 in various Funds. At December 31, 2003, all cash was held at one financial institution, which is a related party of OGDS. At December 31, 2003, $18,019,529 of receivables are due from the Funds, which are related parties of OGDS.

Investment securities included $172,340 in units of the CollegeChoice 529 Plan, which is a related party of OGDS. These units were purchased at the onset of this Fund.

In addition to specific operating expenses incurred by OGDS and charged directly to operations, certain management, accounting and other costs are incurred in common for OGDS by BANK ONE and its other subsidiaries. OGDS is allocated a share of these costs proportionately based on an appropriate methodology for each type of expense. Management believes the allocation methods used are reasonable and appropriate in the circumstances.

The liability associated with the reimbursement of normal operating expenses to BANK ONE is recorded as payable to affiliates and was $1,050,614 as of December 31, 2003. Liabilities for 12b-1 fees received from the Funds which are payable to affiliated shareholder servicing agents who sell the investment company shares was $3,565,898 at December 31, 2003 and is recorded as total payable to affiliates.

(4) Employee Compensation and Benefits

OGDS's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by BANK ONE. Additionally, OGDS employees receive annual incentive compensation based on their performance and BANK ONE's consolidated operating results.

Pension and Postretirement Benefits

A noncontributory defined benefit pension plan covers most regular employees of BANK ONE and its subsidiaries, including employees of OGDS. In addition, BANK ONE sponsors postretirement life insurance plans and provides health care benefits for certain retirees and grandfathered employees when they retire. The postretirement life insurance benefit is noncontributory, while the health care benefits are contributory. There are no separate plans solely for employees of OGDS. The pension expense as well as postretirement health care and life insurance benefit expense for OGDS is determined by an intercompany charge from BANK ONE.

Employees of OGDS are also eligible to participate in BANK ONE's defined contribution plan. OGDS is required to make contributions to the plan based on the level of employee participation.

(5) Income Taxes

The temporary differences that give rise to significant portions of the net deferred tax assets at December 31, 2003 are primarily related to fixed asset depreciation. At December 31, 2003, OGDS had a net deferred tax asset of $603,709, which is included in other assets in the accompanying consolidated statement of financial condition.

At December 31, 2003, OGDS had a net current federal tax payable of $2,499,201 and a net current state tax receivable of $1,096,328.

(6) Net Capital Requirements

OGDS is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. OGDS is required to maintain minimum net capital equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2003, OGDS had net capital of $93,055,521, which was $92,482,417 in excess of its required net capital of $573,104. OGDS's ratio of aggregate indebtedness to net capital was 0.08 to 1. As permitted, OGDS's net capital computation is based upon OGDS rather than the consolidated financial statements.

(7) Subsequent Event

On January 14, 2004, BANK ONE announced an agreement to merge with JP Morgan Chase in a strategic business combination establishing the second largest banking franchise in the United States, based upon core deposits. The combined entity will have assets of $1.1 trillion.

The agreement provides for a stock-for-stock merger in which 1.32 shares of JP Morgan Chase common stock will be exchanged, on a tax-free basis, for each share of BANK ONE common stock. This transaction is expected to close in mid-2004 pending regulatory and shareholder approvals.

KPMG LLP
Suite 500
191 West Nationwide Boulevard
Columbus, OH 43215-2568

Telephone 614 249 2300
Fax 614 249 2348

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
One Group Dealer Services, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedule of One Group Dealer Services, Inc. and Subsidiary, for the year ended December 31, 2003, we considered One Group Dealer Services, Inc.'s (OGDS) internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by OGDS, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because OGDS does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by OGDS in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of OGDS is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which OGDS has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that OGDS's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
February 20, 2004